UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

Item 1. News release issued by Masisa S.A. on September 7, 2005:

NEWS RELEASE

For further information contact:

Paul White / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3692/4
paul.white@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES CAPITAL INCREASE AGREEMENT

  Masisa’s Board agrees on its intention to place a US$150 million capital increase in both the local and international markets

Santiago, Chile, September 7, 2005 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”), announced that at the Company’s Board of Directors meeting held today, the Board agreed on its intention to place a US$150 million capital increase, approved by Masisa’s shareholders at an Extraordinary Shareholders’ Meeting held on August 29, 2005, in both the local and international markets, specifically in the United States, in the form of American Depositary Shares, or ADSs.

On August 29, 2005, Masisa held an Extraordinary Shareholders Meeting during which shareholders approved a capital increase of US$150 million through the issuance of new shares. The capital raised will be used to finance a portion of the Company’s future investment projects, concentrated mainly in Chile and Brazil.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

A registration statement relating to these securities has not yet been filed with the U.S. Securities and Exchange Commission. These securities, if registered, may not be sold nor may offers to buy be accepted prior to the time the proposed registration statement becomes effective. This press release does not constitute an offer to sell or a solicitation of an offer to buy securities.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on September 7, 2005:

Ref.:	IMPORTANT EVENT
Masisa S.A. (formerly known as Terranova S.A.)
Listed Company
Chilean Securities Registration No. 825

Santiago, September 7th, 2005

Mr
Alejandro Ferreiro Y.
Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

Pursuant to the provisions established in article nine and paragraph two article ten of Law N° 18,045 of the Securities Market and in General Rule N° 30 of that Superintendence, being duly authorized, I hereby inform about as an important event, the following agreements adopted by Masisa S.A.’ Board of Directors, (the “Masisa S.A.”) in ordinary session held on the same date:

1)
Its intention to place the capital increase approved in Masisa’s Extraordinary Shareholders’ Meeting, held on August 29th just passed, in the local market as well as in foreign markets, particularly in the United States of America, through the American depositary receipts system, also known as ADR, according to the definition of this term in Bulletin N°1,375 of that Superintendence, in any of its forms.

In the Board of Directors’ opinion, an offer in foreign markets will grant grater security to the success of the capital increase placement, because it allows direct access to a greater number of markets simultaneously, and granting a greater liquidity to the Company’s share. Additionally, it must be noted that Masisa already has a valid ADR program.

Likewise, and with the objective to improve the company’s share liquidity in the markets they are traded, Masisa’s controller informed the Board of Directors of its decision to consider a possible total o partial resignation to the exercise of preference option rights to subscribe and pay shares corresponding to the said capital increase, which will be opportunely communicated in case it becomes effective, pursuant to the legal and valid regulatory dispositions.

2)
Hiring a foreign financial advisor and a legal advisor to counsel Masisa in the consideration and assessment of the possibility to place its shares in foreign markets, pursuant to what is mentioned above, as well as the different steps that will be necessary to offer such shares in the manner described above.

Finally, it is informed that Masisa will communicate the required information under Section II.1.b) of Bulletin 1,375 of that Superintendence, as soon as the Board of Directors has adopted any agreements on the issues included in said regulation.

Sincerely,

Julio Moura
President
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

Date: September 8, 2005	Conf:	/s/ Patricio Reyes U.

	Name:	Patricio Reyes U.
General Counsel